UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

Commission File Number 001-32570

Entrée Gold Inc.

(Translation of registrant's name into English)

Suite 1201 - 1166 Alberni Street, Vancouver, BC V6E 3Z3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

FORM 51-102F3

Material Change Report

Item 1.	Name and Address of Company

Entrée Gold Inc. (the “Company”)

Suite 1201 - 1166 Alberni Street

Vancouver, BC V6E 3Z3

Item 2.	Date of Material Change

October 3, 2007

Item 3.	News Release

The News Release dated October 3, 2007 was disseminated via Marketwire Canadian and US Timely Disclosure.

Item 4.	Summary of Material Change

The Company released results from the ongoing drilling program at Sparrow South, located on the Javhlant license of Entrée’s Lookout Hill property. The Javhlant license is part of the joint Entrée-Ivanhoe Mines agreement area.

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

For a full description of the material change, see Schedule “A”.

The Company noted that three drills were currently active on Sparrow South and one drill was added to test the Castle Rock anomaly, 2.5 km southeast. Drilling to date has encountered widespread Cu-Au-Mo mineralization in stratigraphy similar to that of the Southwest Oyu Deposit, but at great depths than the open-pittable mineralization associated with that deposit. Significant assays were seen in five holes, out of twelve holes for which data has been received to date. Results for those five holes were included. An additional four holes have been completed and a further three holes are currently being drilled. The Company also commented that the draft Investment Agreement between Ivanhoe Mines and the Mongolian government was still under review.

5.2 Disclosure for Restructuring Transactions

Not Applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not Applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

The following Senior Officer of the Company is available to answer questions regarding this report:

Lindsay Bottomer, Vice-President, Corporate Development

604.687.4777

Item 9.	Date of Report

Dated at Vancouver, BC, this 4th day of October, 2007.

SCHEDULE “A”

ENTRÉE GOLD RELEASES SPARROW SOUTH RESULTS

Vancouver, B.C., October 3, 2007 - Entrée Gold Inc. (TSX:ETG; AMEX:EGI; Frankfurt:EKA – “Entrée” or the “Company”) has received preliminary results for the ongoing drilling at Sparrow South, located on the Javhlant license of Entrée’s Lookout Hill property to the south of Ivanhoe’s Oyu Tolgoi concession. The Javhlant license is part of the joint Entrée-Ivanhoe Mines agreement area.

Three drills are currently testing the Sparrow South induced polarization (IP) anomaly located 3 km southwest of Ivanhoe’s Southwest Oyu Deposit and 0.5 to 2.0 km south of the Entrée-Ivanhoe boundary. A fourth drill has recently been added to test a parallel IP trend, the Castle Rock anomaly, located approximately 2.5 km southeast of Sparrow South. Drilling to date on Sparrow South has encountered widespread Cu-Au-Mo mineralization in stratigraphy similar to that of the Southwest Oyu Deposit, but at greater depths than the open-pittable mineralization at Southwest Oyu. A summary of significant drill results received to date is shown in Table 1. These include results up to and including hole EJD0012.

Table 1: Summary of Sparrow South Drilling

Down-hole depth from – to metres	Interval metres	Copper %	Gold g/t	Molybdenum ppm

Hole EJD0001
912 – 1126	214	0.25	0.12	64

Hole EJD0004
724 – 914	190	0.34	0.16	121

Hole EJD0007
898 – 1042	144	0.77	0.13	367

Hole EJD0009*
662 – 1163.2	501.2	0.50	0.29	182
*: Hole ended at 1163.2 m in mineralization.
Hole EJD0012
620 – 788	168	0.84	0.28	419

The current drilling is widely spaced and numerous faults occur within the host sequence, hence geological interpretation and correlation between holes and section lines is uncertain. Further results will be reported when complete assay information is received from Ivanhoe Mines, the project operator.

Ivanhoe has completed an additional four holes and results will be reported upon receipt of assays and interpretation of the drilling results. A further three holes are currently being drilled.

Mongolian Government and Parliament Initiatives

Ivanhoe Mines (TSX: IVN; NYSE: IVN; NASDAQ: IVN) and its strategic partner, Rio Tinto, reached a draft investment agreement with a Mongolian Government Working Group in April this year for the development of the Oyu Tolgoi Project. The draft agreement was subsequently approved by the government and now is before the Mongolian national parliament for consideration and approval. The draft agreement currently is being reviewed by a Working Group of parliamentarians, some of whom are on familiarization visits to Rio Tinto mines in the U.S. and Australia. Entree is continuing to monitor the progress of the ongoing review.

QUALITY ASSURANCE AND CONTROL

Robert Cann, P.Geo., Entrée’s Vice-President, Exploration and a Qualified Person as defined by National Instrument 43-101, is responsible for the preparation of technical information in this news release.

Ivanhoe’s QA/QC program is monitored by independent consultant Dr. Barry Smee, P.Geo., and managed on site by Dale Sketchley, M.Sc., P.Geo. SGS Mongolia LLC prepares the split core at the project site and assays all samples at its facility in Ulaanbaatar, Mongolia. Prepared standards and blanks are inserted at the sample preparation lab on the project site to monitor the quality control of the assay data.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. (www.entreegold.com) is a Canadian mineral exploration company focused on the exploration and development of gold and copper prospects, worldwide.

Most notably, the Company is a large landholder in Mongolia, where it holds a 100% interest in mineral concessions that comprise the 179,590-hectare Lookout Hill (Shivee Tolgoi) property, which completely surrounds the 8,500-hectare Turquoise Hill (Oyu Tolgoi) project of Ivanhoe Mines Ltd. (“Ivanhoe”), and hosts the Hugo North Extension of the Hugo Dummett Deposit.

FURTHER INFORMATION

Monica Hamm, Investor Relations	Primoris Group
Entrée Gold Inc.	Tel: 866-368-7330
Tel: 604-687-4777	Email: info@entreegold.com

E-mail: mhamm@entreegold.com

This News Release contains forward-looking statements. Forward-looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested herein. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results. Readers are referred to the sections entitled “Risk Factors” in the Company’s periodic filings with the British Columbia Securities Commission, which can be viewed at www.SEDAR.com, and with the United States Securities and Exchange Commission, which can be viewed at www.SEC.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENTRÉE GOLD INC. (Registrant)
Date October 4, 2007
By: Mona Forster Corporate Secretary